Exhibit 99.2

BROOKFIELD ASSET MANAGEMENT REINSURANCE PARTNERS LTD.

REPORT ON VOTING RESULTS

Annual General and Special Meeting of Shareholders

June 24, 2022

National Instrument 51-102 – Section 11.3 (Canada)

The Annual General and Special Meeting of Shareholders of Brookfield Asset Management Reinsurance Partners Ltd. (the “Company”) was held on Friday, June 24, 2022 at 10:00 a.m. in a virtual meeting format via live audio webcast. At this meeting, there were 188 shareholders represented in person or by proxy holding 5,518,391 class A exchangeable limited voting shares (“class A exchangeable shares”), representing 50.73% of the Company’s 10,877,989 issued and outstanding class A exchangeable shares on the record date for this meeting, and one shareholder holding 24,000 class B limited voting shares (“class B shares”), representing 100% of the Company’s 24,000 issued and outstanding class B shares as of the record date for this meeting.

The following is a summary of the votes cast by holders of the class A exchangeable shares and class B shares represented at this meeting.

Election of Directors

All of the 8 nominees proposed by management for election to the board of directors of the Company were nominated and elected at this meeting by acclamation. As indicated below, each director elected at this meeting also received a majority of the proxy votes cast for and withheld from voting for the individual director.

Management received the following proxies from holders of class A exchangeable shares in regard to the election of the four directors nominated for election by this class of shareholders:

Director Nominee	Votes For	%	Votes Withheld	%
William Cox	3,988,311	81.44	908,904	18.56
Anne Schaumburg	4,578,790	93.50	318,425	6.50
Soonyoung Chang	4,828,087	98.59	69,128	1.41
Lars Rodert	4,810,033	98.22	87,182	1.78

Management received a proxy from the holder of class B shares to vote all 24,000 class B shares for each of the four directors nominated for election by this shareholder class, namely Sachin Shah, Barry Blattman, Gregory Morrison and Jay Wintrob.

Appointment of Auditors

The resolution to reappoint Deloitte LLP, Chartered Accountants, as the external auditor of the Company to hold office until the next Annual Meeting of Shareholders and to authorize the directors to fix the remuneration to be paid to the external auditor was approved by the majority of the votes cast by the holders of class A exchangeable shares and by the holder of class B shares, each voting as a separate class.

Management received the following proxies from the holders of class A exchangeable shares and class B shares on this resolution:

Class	Outcome	Votes For	%	Votes Withheld	%
class A exchangeable shares	Carried	5,512,756	99.90	5,635	0.10
class B shares	Carried	24,000	100.0	Nil	Nil

Passing a Resolution on Increasing the Maximum Size of the Company’s Board of Directors

The resolution to increase the maximum size of the Company’s board of directors from eight to sixteen members, as set out in Appendix A of the Management Information Circular dated May 13, 2022, was approved by the majority of the votes cast by the holders of class A exchangeable shares and by the holder of class B shares, each voting as a separate class.

Management received the following proxies from the holders of class A exchangeable shares and class B shares on this resolution:

Class	Outcome	Votes For	%	Votes Against	%
class A exchangeable shares	Carried	5,454,395	98.84	63,994	1.16
class B shares	Carried	24,000	100.0	Nil	Nil

Passing a Resolution on Increasing the Authorized Share Capital of the Company to Create the Class A-1 Exchangeable Non-Voting Shares

The resolution to increase the authorized share capital of the Company by US$19,730,000,000 to include 500,000,000 class A-1 exchangeable non-voting shares, as set out in Appendix A of the Management Information Circular dated May 13, 2022, was approved by the majority of the votes cast by the holders of class A exchangeable shares and by the holder of class B shares, each voting as a separate class.

Management received the following proxies from the holders of class A exchangeable shares and class B shares on this resolution:

Class	Outcome	Votes For	%	Votes Against	%
class A exchangeable shares	Carried	4,694,147	95.85	203,068	4.15
class B shares	Carried	24,000	100.0	Nil	Nil

Passing the Return of Capital Distribution Resolution

The resolution approving a quarterly return of capital distribution on the class A exchangeable shares, the class A-1 exchangeable non-voting shares and the class B shares of the Company in respect of the periods ending on or about September 30, 2022, December 31, 2022, March 31, 2023 and June 30, 2023 and an annual return of capital distribution on the class A junior preferred shares, series 1 of the Company, in respect of the period ending on or about December 15, 2022, and corresponding reductions to the authorized share capital of the Company, as set out in Appendix A of the Management Information Circular dated May 13, 2022, was approved by the majority of the votes cast by the holders of class A exchangeable shares and by the holder of class B shares, each voting as a separate class.

Management received the following proxies from the holders of class A exchangeable shares and class B shares on this resolution:

Class	Outcome	Votes For	%	Votes Against	%
class A exchangeable shares	Carried	4,891,770	99.89	5,446	0.11
class B shares	Carried	24,000	100.0	Nil	Nil

Passing the Resolution for Bye-Law Amendment No. 1

The resolution to amend the amended and restated bye-laws of the Company (the “bye-laws”) to reflect the increase in the maximum size of the Company’s board of directors from eight to sixteen members, as set out in Appendix A of the Management Information Circular dated May 13, 2022, was approved by the majority of the votes cast by the holders of class A exchangeable shares and by the holder of class B shares, each voting as a separate class.

Management received the following proxies from the holders of class A exchangeable shares and class B shares on this resolution:

Class	Outcome	Votes For	%	Votes Against	%
class A exchangeable shares	Carried	4,854,245	99.12	42,971	0.88
class B shares	Carried	24,000	100.0	Nil	Nil

Passing the Resolution for Bye-Law Amendment No. 2

The resolution to amend the bye-laws of the Company to reflect the increase in the authorized share capital of the Company and the creation of a new class of class A-1 exchangeable non-voting shares of the Company, as set out in Appendix A of the Management Information Circular dated May 13, 2022, was approved by the majority of the votes cast by the holders of class A exchangeable shares and by the holder of class B shares, each voting as a separate class.

Management received the following proxies from the holders of class A exchangeable shares and class B shares on this resolution:

Class	Outcome	Votes For	%	Votes Against	%
class A exchangeable shares	Carried	4,801,334	98.04	95,881	1.96
class B shares	Carried	24,000	100.0	Nil	Nil

Passing the Resolution for Bye-Law Amendment No. 3

The resolution to amend the bye-laws of the Company to reflect certain amendments of a housekeeping nature, as set out in Appendix A of the Management Information Circular dated May 13, 2022, was approved by the majority of the votes cast by the holders of class A exchangeable shares and by the holder of class B shares, each voting as a separate class.

Management received the following proxies from the holders of class A exchangeable shares and class B shares on this resolution:

Class	Outcome	Votes For	%	Votes Against	%
class A exchangeable shares	Carried	2,593,774	52.96	2,303,441	47.04
class B shares	Carried	24,000	100.0	Nil	Nil

Other Business

There were no other matters coming before this meeting that required a vote by either the holders of class A exchangeable shares or class B shares.

BROOKFIELD ASSET MANAGEMENT REINSURANCE PARTNERS LTD.

By:	/s/ Anna Knapman-Scott
Anna Knapman-Scott Corporate Secretary

Date: June 27, 2022